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                                                                                          OMB APPROVAL
                                 UNITED STATES                                   OMB Number:              325-0145
                       SECURITIES AND EXCHANGE COMMISSION                        Expires:            October 31, 1994
                             Washington, D.C. 20549                              Estimated average burden
                                                                                 hours per response . . . . . .  14.90

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                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                                                       ARTHUR TREACHER'S, INC.
                                (Name of Issuer)

                                                                 Common Stock
                         (Title of Class of Securities)

                                                      042901306
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  042901306                        Page 2  of 6 Pages
           ---------

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bruce R. Galloway


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)
                                                               (b)
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                           5.       SOLE VOTING POWER
                                    843,916
   NUMBER OF
        SHARES             6.       SHARED VOTING POWER
BENEFICIALLY                        0
  OWNED BY
       EACH                7.       SOLE DISPOSITIVE POWER
  REPORTING                         1,807,334
      PERSON
        WITH               8.       SHARED DISPOSITIVE POWER
                                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,807,334

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         12.4%

12.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                                         2

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Item 1.
         (a)      Name of Issuer
                  Arthur Treacher's, Inc.
         (b)      Address of Issuer's Principal Executive Offices
                  7400 Baymeadows Way, Suite 300
                  Jacksonville, Florida 32256

Item 2.
         (a)      Name of Person Filing
                  Bruce R. Galloway

         (b) Address of Principal Business Office or, if none, Residence Burnham Securities Inc.
                  1325 Avenue of the Americas
                  17th Floor
                  New York, NY  10119

         (c)      Citizenship
                  United States of America

         (d)      Title of Class of Securities
                  Common Stock

         (e)      CUSIP Number
                  042901306
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      o Broker or Dealer registered under Section 15 of the Act

         (b)      o Bank as defined in section 3(a)(6) of the Act

         (c)      o Insurance Company as defined in section 3(a)(19) of the act

         (d) o Investment Company registered under section 8 of the Investment Company Act

         (e) o Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) o Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)


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         (g)      o    Parent    Holding    Company,    in    accordance    with
                  ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      o Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned
                  1,807,334 shares. Includes warrants to purchase 430,000 shares of common Stock at a purchase price of $1.51, which warrants are exercisable through May 31, 2001. Includes warrants to purchase 250,000 shares of Common Stock at an exercise price of $3.00 per share, exercisable through December 31, 2002.

         (b)      Percent of Class
                  12.4%

         (c) Number of shares as to which such person has:

        (i)      sole power to vote or to direct the vote             1,807,334
        (ii)     shared power to vote or to direct the vote           0
(iii)    sole power to dispose or to direct the disposition of        1,807,334
        (iv)     shared power to dispose or to direct the disposition of      0

     Instruction: For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Instruction:      Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
         Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d- 1(c), attach an exhibit stating the identification of the relevant subsidiary.
         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.
         Not Applicable

Item 9.  Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                             2/13/98
                                                              Date

                                       /s/Bruce Galloway
                                                     Signature

                                       Bruce R. Galloway, Chairman of the Board
                                                            Name







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